NEWS FOR INVESTORS

STET Hellas Telecommunications SA

STET HELLAS APPOINTS NEW CHIEF EXECUTIVE OFFICER
MR. SOCRATES KOMINAKIS SUCCEEDS MR. NIKOLAOS VARSAKIS

ATHENS, September 15, 2004 – STET Hellas Telecommunications S.A. (NASDAQ: STHLY; Amsterdam: STHLS) today announced that the company’s Board of Directors appointed Mr. Socrates Kominakis as the new Chief Executive Officer of STET Hellas, succeeding Mr. Nikolaos Varsakis in the company’s top executive position.

“Mr. Kominakis brings a wealth of business experience and insight to STET Hellas and we are most pleased to welcome him aboard at this crucial junction of the Greek mobile market” noted Mr. Stylianos Argyros, chairman of STET Hellas’ Board of Directors.

Commenting on his appointment, Mr. Kominakis stated “With great privilege and honor I accept the position of CEO at STET Hellas, confident in this company’s capacity to continue delivering sustainable operational and financial growth, even in the midst of the current complexities of the Greek mobile environment. Building upon the groundwork laid over the past three years under Mr. Varsakis’ successful leadership, we anticipate the upcoming business opportunities to take STET Hellas to even greater heights.”

The Board also called a Shareholders’ Meeting for October 12 to debate a resolution on the recommended changes to the company’s articles of association, specifically: amending the company name from STET Hellas to TIM Hellas, modifying the maximum number of Directors, and making appointments to the Board.

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Mr. Kominakis joins STET Hellas with 12 years of experience in various management positions in the Greek market. In 1992, he began his career with Procter & Gamble Hellas as a brand manager and in 1996 he moved to Kraft Jacobs Suchard as a marketing manager responsible for the entire confectionary business, as well as for the company’s countline business within Central/ Eastern Europe, Middle East and Africa. In 1998, Mr. Kominakis joined Panafon Telecommunications S.A. as Marketing Manager responsible for the formulation and execution of the marketing strategy of the company’s distribution network. Throughout his subsequent tenure at the company, Mr. Kominakis was promoted to various marketing positions of increasing responsibility, culminating in his appointment as Commercial Director of Vodafone Greece in 2002, which was his position prior to joining STET Hellas, as well as executive member of the Board of Directors since 2003.

Mr. Kominakis holds a B.Sc. degree in Business Administration from the American College of Greece, Deree College in Athens and obtained his MBA from Edinburgh University. He is fluent in English and proficient in French. Born in 1968, he is married with one child.

Investor Relations:
Rania Bilalaki
Tel: +30 210 615 8585

ir@tim.com.gr
www.tim.com.gr/en/ir.cfm

STET Hellas Telecommunications SA (Nasdaq: STHLY; Amsterdam: STHLS) is at the forefront of mobile communications in Europe and its TIM brand stands for innovative products and services. The company’s majority shareholder is TIM International NV of the Telecom Italia Group (NYSE: TI), and its stock is publicly traded on the Nasdaq and Amsterdam exchanges.